United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2012

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: December 18th, 2012

IR Contact Information: ir@GRUMA.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, December 18, 2012	www.gruma.com

 GRUMA'S ANNOUNCEMENT

Monterrey, N.L., Mexico, December 18, 2012 - GRUMA, S.A.B. de C.V. (GRUMA) (BMV: GRUMAB) (NYSE: GMK), hereby announces the resignation of Mr. Roberto Gonzalez Alcala as CEO of Gruma Mexico and Latin America. Mr. Gonzalez Alcala submitted his resignation to Mr. Joel Suarez Aldana, GRUMA's CEO, due to personal reasons, effective as of December 17, 2012.

GRUMA recognizes the professional career of Mr. Gonzalez Alcala and is grateful for his loyalty and excellence in carrying out his responsibilities as part of GRUMA's top management, wishing him success in his new professional endeavors.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to more than 100 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 21,000 employees and 99 plants. In 2011, GRUMA had net sales of US$4.1 billion, of which 66% came from non-Mexican operations.